Exhibit 99.2

Consent of Prospective Director

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of BNC Bancorp (“BNC”) relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of June 4, 2012, by and between BNC, Bank of North Carolina and First Trust Bank (“First Trust”), pursuant to which First Trust will merge with and into the Bank (the “Merger”), the undersigned hereby consents to being named in the Registration Statement and all amendments thereto as a person who is to become a director of BNC upon consummation of the Merger, and to the filing of this consent as an exhibit to the Registration Statement.

/s/ James T. Bolt, Jr.

James T. Bolt, Jr.

Date: September 28, 2012